Exhibit 12.01

SOUTHWEST GAS CORPORATION
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Thousands of dollars)

	For the Year Ended December 31,

	2002	2001	2000	1999	1998

1. Fixed charges:
A) Interest expense	$79,586	$80,139	$70,659	$63,110	$63,416
B) Amortization	2,278	1,886	1,564	1,366	1,243
C) Interest portion of rentals	8,846	9,346	8,572	8,217	7,531
D) Preferred securities distributions	5,475	5,475	5,475	5,475	5,475

Total fixed charges	$96,185	$96,846	$86,270	$78,168	$77,665

2. Earnings (as defined):
E) Pretax income from continuing operations	$65,382	$56,741	$51,939	$60,955	$83,951
Fixed Charges (1. above)	96,185	96,846	86,270	78,168	77,665

Total earnings as defined	$161,567	$153,587	$138,209	$139,123	$161,616

3. Ratio of earnings to fixed charges	1.68	1.59	1.60	1.78	2.08